UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 6)*

                      American Mobile Satellite Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                           Common Stock $.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   02755R 10 3
              ----------------------------------------------------
                                 (CUSIP Number)

    Ms. Chan Su Shan, Company Secretary, Singapore Telecommunications Limited
       31 Exeter Road, Comcentre, Singapore 239732, Republic of Singapore
                             (011) (65) 838-2201 */
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  April 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*/ With a copy to: Richard S. Elliott, Esq., Paul, Weiss, Rifkind, Wharton & Garrison, 1615 L Street, N.W., Suite 1300, Washington, DC 20036,
    (202) 223-7324.

                                  SCHEDULE 13D


CUSIP NO. 02755R 10 3                                          PAGE 2 OF   PAGES
          -----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Singapore Telecommunications Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore

                            7         SOLE VOTING POWER

           NUMBER OF                  4,836,746 shares
            SHARES
      BENEFICIALLY OWNED    8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                    0 shares
             WITH
                            9         SOLE DISPOSITIVE POWER

                                      4,836,746 shares

                            10        SHARED DISPOSITIVE POWER

                                      0 shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,836,746 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

14        TYPE OF REPORTING PERSON

          CO

                                  SCHEDULE 13D


CUSIP NO. 02755R 10 3                                          PAGE 3 OF   PAGES
          -----------


1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          Temasek Holdings (Private) Limited

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP               (A) [ ]
                                                                         (B) [X]

3         SEC USE ONLY


4         SOURCE OF FUNDS

          AF

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]


6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Republic of Singapore

                            7         SOLE VOTING POWER

           NUMBER OF                  0 shares
            SHARES
      BENEFICIALLY OWNED    8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                    4,836,746 shares
             WITH
                            9         SOLE DISPOSITIVE POWER

                                      0 shares

                            10        SHARED DISPOSITIVE POWER

                                      4,836,746 shares

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,836,746 shares

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             [X]

13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          14.6%

14        TYPE OF REPORTING PERSON

          HC

                             AMENDED SCHEDULE 13D 1/


Item 3.  Source and Amount of Funds or Other Consideration

         Item 3 is amended and restated in its entirety as follows:

         Prior to November 1992, all of Singapore Telecom's holdings of Common Stock were held indirectly through Mtel Space Technologies, L.P. ("Mtel L.P."), a Delaware partnership in which Singapore Telecom's legal predecessor was a limited partner until November 1992. 2/ The sole assets of Mtel L.P. were shares of Common Stock. Singapore Telecom provided funds to Mtel L.P. both by purchasing limited partnership units in Mtel L.P. ("Mtel LPUs") and by purchasing convertible debentures issued by Mtel L.P. (the "Mtel Convertible Debentures"). The Mtel Convertible Debentures were, subject to certain conditions, convertible into Mtel LPUs which, upon conversion, were to be redeemed immediately for shares of Common Stock held of record by Mtel L.P.

         At the time Mtel L.P. was restructured in November 1992, Singapore Telecom had contributed $6,667,000 to Mtel L.P. through the purchase of Mtel LPUs and had loaned Mtel L.P. $24,266,355 through the purchase of Mtel Convertible Debentures. All such funds came from the working capital of Singapore Telecom.

         As part of the Mtel L.P. restructuring, all Mtel LPUs held by Singapore Telecom were redeemed for shares of Common Stock, and a portion of the Mtel Convertible Debentures held by Singapore Telecom were converted. After the restructuring, Singapore Telecom held directly 467,810 shares of Common Stock (equivalent to 1,116,363 shares of Common Stock after the December 1993 stock split by the Issuer). In addition, Singapore Telecom continued to hold $14,660,015 principal amount of Mtel Convertible Debentures that, upon conversion into Mtel LPUs, were to be redeemed immediately by Mtel L.P. for 318,841 shares (760,869 post-split shares) of Common Stock held of record by Mtel L.P.

         On December 20, 1993, Singapore Telecom engaged in the transactions that required the filing of an initial statement on Schedule 13D. On that date, Singapore Telecom purchased from the issuer 911,854 shares of Common Stock for a cash purchase price of $18 million. The funds used to make this purchase came from the working capital of Singapore Telecom.

----------
1/       Amending the Amended and Restated Schedule 13D dated December 28, 1995.

2/ In April 1992, pursuant to the Telecommunication Authority of Singapore Act 1992, Singapore Telecom became the successor in interest to telecommunications businesses owned by the Telecommunication Authority of Singapore (which continues to exercise regulatory oversight over those businesses). Unless otherwise indicated by the context, "Singapore Telecom" will be used to refer both to Singapore Telecommunications Limited and to its legal predecessor.

         On that same date, 1,317,460 shares were issued to Singapore Telecom by the Issuer upon conversion by Singapore Telecom of $27,666,667 principal amount of subordinated convertible notes previously issued by the Issuer to Singapore Telecom. The Singapore Telecom funds loaned to the Issuer in connection with such convertible notes ($20 million in August 1992 and $7,666,667 in October
1993) came from the working capital of Singapore Telecom.

         In December 1995, Singapore Telecom delivered to Mtel L.P. a notice of conversion with respect to the remaining Mtel Convertible Debentures. Upon conversion, Singapore Telecom received 8,451.71 Mtel LPUs that, as noted above, were to be redeemed immediately by Mtel L.P. in exchange for 760,869 shares of Common Stock held of record by Mtel L.P. On December 27, 1995, Mtel L.P. redeemed the 8,451.71 Mtel LPUs and directed the Issuer to transfer the 760,869 shares of Common Stock to Singapore Telecom (effective as of that date).

         On July 1, 1996, upon the closing of a set of agreements providing long-term bank financing for the Issuer's subsidiary, Singapore Telecom received a warrant from the Issuer entitling it, through June 28, 2001, to purchase 625,000 shares of Common Stock at an exercise price of $24 per share (the "Original Warrant"). The Original Warrant was received as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of such long-term financing. The number of shares of Common Stock for which the Original Warrant could be exercised was limited to the extent that certain financial performance tests restricted the ability of the Issuer's subsidiary to borrow under the long-term financing arrangements. As of July 1, 1996, the Original Warrant was exercisable for only 406,250 shares of Common Stock.

         On March 27, 1997, Singapore Telecom and the other guarantors of the long-term financing agreed to eliminate these financial performance tests that restricted the borrowing ability of the Issuer's subsidiary. As part of this agreement, Singapore Telecom's warrant was amended (the "Amended Warrant") so as to entitle the holder to purchase 687,500 shares of Common Stock at an exercise price of $13 per share. The Amended Warrant was exercisable in full as of March 27, 1997.

         On March 31, 1998, as part of the consideration for Singapore Telecom's guaranty of up to $25 million in principal amount of restructured long-term financing extended to the Issuer and the Issuer's subsidiary by lending institutions, (a) the Amended Warrant was further amended so as to change the exercise price to $12.51 per share and the expiration date to March 31, 2005, and (b) Singapore Telecom received another warrant from the Issuer entitling it, through March 31, 2005, to purchase 125,000 shares of Common Stock at an exercise price of $12.51 per share ("Warrant No. 2"). Both the Amended Warrant and Warrant No. 2 were exercisable in full as of March 31, 1998.

         On March 29, 1999, Singapore Telecom and the other guarantors of the restructured long-term financing agreed to eliminate certain financial covenants applicable to the Issuer and the Issuer's subsidiary. As part of the consideration for the elimination of the financial covenants, the Amended Warrant and Warrant No. 2 were each amended on April 1, 1999 so as to change the exercise price to $7.50 per share.

         To the best knowledge of the Reporting Persons, the funds used by the persons listed in Schedules I and II to purchase the shares of Common Stock specified in Item 5 below came from personal savings of such persons.

Item 4.  Purpose of Transaction

         Item 4 is amended and restated in its entirety as follows:

         The shares of Common Stock held by Singapore Telecom were acquired for investment purposes, and continue to be held for such purposes. Pursuant to the cumulative voting rights that exist under the Issuer's Certificate of Incorporation with respect to the election of the Issuer's board of directors, and pursuant to the rights that exist under the Stockholders' Agreement (described in Item 6 below) with respect to appointing directors to the executive committee of the Issuer's board of directors, Singapore Telecom has the right to be represented on the Issuer's board of directors and its executive committee. Singapore Telecom presently has no representatives on the Issuer's board of directors or the Issuer's executive committee.

         The ability of Singapore Telecom to acquire or dispose of shares of Common Stock is limited to some degree by certain agreements, as described under
Item 6 below. Subject to such agreements, Singapore Telecom may from time to time make purchases or dispositions of Common Stock either in the open market or in private transactions, depending upon Singapore Telecom's evaluation of the Issuer's business, prospects, and financial condition, the market for the Common Stock, other opportunities available to Singapore Telecom, general economic conditions, money and stock market conditions, regulatory approvals or restrictions, and other factors.

         Subject to the foregoing, and in light of its current strategic focus on business ventures in the Asia-Pacific Region, Singapore Telecom has engaged in certain dispositions of Common Stock in the open market, and may engage in further dispositions from time to time. The shares of Common Stock beneficially owned by Singapore Telecom (including the shares of Common Stock that Singapore Telecom could obtain by exercising the Amended Warrant and Warrant No. 2) are covered by a registration statement filed by the Issuer, which became effective on March 31, 1999. Singapore Telecom exercised its piggyback registration rights under the Amended and Restated Registration Rights Agreement (described under
Item 6 below) with respect to this registration statement, which permits sales of shares of Common Stock to the public on a delayed or continuous basis.

         Except as described herein, the Reporting Persons have no present plan or proposal that relates to or would result in:

(a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b) an extraordinary corporate transaction, such as a merger, reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

(c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d) any change in the present board of directors or management of the Issuer;

(e) any material change in the present capitalization or dividend policy of the Issuer;

(f) any other material change in the Issuer's business or corporate structure;

(g) changes in the Issuer's charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person;

(h) any act or course of conduct causing the Common Stock to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) any act or course of conduct causing the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

(j) any action similar to any of those enumerated above.

         The Reporting Persons reserve the right to formulate such plans or proposals, and to take such action, with respect to any or all of the foregoing matters and any other matters as they may deem appropriate.

         To the best knowledge of the Reporting Persons, all shares identified in Item 5 below as beneficially owned by persons listed in Schedules I and II were acquired by such persons for investment purposes. Such persons may buy or sell shares of Common Stock in the future as they deem appropriate, but, to the best knowledge of the Reporting Persons, and except as otherwise indicated herein, such persons have no present plan or proposal that relates to or would result in the actions or events specified in (a) through (j) above.

Item 5.  Interest in Securities of the Issuer

         Item 5 is amended and restated in its entirety as follows:

(a) Singapore Telecom owns beneficially 4,836,746 shares of Common Stock. Of this amount, 4,024,246 shares of Common Stock are owned of record by Singapore Telecom, and 812,500 shares of Common Stock could be obtained by Singapore Telecom upon exercise in full of the Amended Warrant and Warrant No. 2. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this Statement should not, however, be construed as an admission that

Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

         Based upon the information contained in the Issuer's Form 10-K dated March 30, 1999, the 4,836,746 shares of Common Stock beneficially owned by Singapore Telecom constitute approximately 14.6% of the Common Stock outstanding as of March 25, 1999. 3/

         To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II beneficially own or have the right to acquire shares of Common Stock, except as set forth in the table below:

    Name of
Beneficial Owner           Number of Shares             Percentage
----------------           ----------------             ----------

Lim Toon                        2,000                       *


*Less Than 0.1%

         The Reporting Persons may be deemed to comprise a group (within the meaning of Section 13(d)(3) of the Act) with the following entities by virtue of certain agreements described in Item 6 below: (1) Hughes Electronics Corporation ("Hughes Electronics") and Hughes Communications Satellite Services, Inc. ("Hughes" and, together with Hughes Electronics, the "Hughes Entities"), an indirect wholly-owned subsidiary of Hughes Electronics; and (2) Space Technologies Investments, Inc. ("Investments") and the following affiliates of
Investments: Transit Communications, Inc., and Satellite Communications Investments Corporation (collectively with Investments, the "AT&T Entities). 4/

         The Reporting Persons expressly disclaim beneficial ownership of shares of Common Stock beneficially owned by the Hughes Entities and the AT&T Entities, and the filing of this statement by the Reporting Persons shall not be construed as an admission by the Reporting Persons that either of them is, for purposes of
Section 13(d) of the Act, the beneficial owner of any of the shares of Common Stock held by the Hughes Entities or the AT&T Entities.

----------
3/ For the purpose of computing this percentage, the Amended Warrant and Warrant No. 2 were deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

4/ Prior to the conversion of the remaining Mtel Convertible Debentures in December 1995, and the resulting transfer of the 760,869 shares of Common Stock from Mtel L.P. to Singapore Telecom, the following entities might also have been deemed to be part of such group: Mtel L.P., Mtel Space Technologies Corporation ("Mtel Corp.") (Mtel L.P.'s general partner), and Mtel Technologies, Inc. ("Mtel Corp. Affiliate") (Mtel L.P.'s limited partner) (collectively, the "Mtel Group").

         Based upon the information set forth in the Issuer's Form 10-K dated March 30, 1999, the Reporting Persons believe that the Hughes Entities and the AT&T Entities beneficially own the number of shares of Common Stock set forth in the table below, constituting in each case that percentage of the outstanding Common Stock set forth in the table:

Name of Beneficial Owner                Number of Shares       Percentage
------------------------                ----------------       ----------

Hughes Communications
  Satellite Services, Inc. 5/              6,691,622               --

Hughes Electronics Corporation 6/          4,875,000               --
                                           ---------               --

    Hughes Entities as a Group            11,566,622             31.1 7/

--------------------------------------------------------------------------------

Space Technologies Investments, Inc.       1,206,192               --

Transit Communications, Inc.                 681,818               --

Satellite Communications
  Investments Corporation                  1,113,135               --
                                           ---------               --

    AT&T Entities as a Group               3,001,145              9.3


(b) Singapore Telecom has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, the shares of Common Stock beneficially owned by it, subject to the effect of the agreements referred to in
Item 6. As noted in Item 2 above, Singapore Telecom is approximately 80% owned by Temasek. The filing of this statement should not, however, be construed as an admission that Temasek is, for purposes of Section 13(d) of the Act, the beneficial owner of any of the Common Stock beneficially owned by Singapore Telecom.

----------
5/ Includes 25,000 shares of Common Stock issuable to Hughes upon the exercise of certain warrants previously issued by the Issuer. These warrants are exercisable through January 19, 2001 at an exercise price of $.01 per share.

6/ Consists of 4,125,000 shares of Common Stock issuable upon the exercise of a warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with long-term bank financing for the Issuer's subsidiary, and 750,000 shares of Common Stock issuable upon the exercise of another warrant that Hughes Electronics received as part of the consideration for a guaranty that it provided in connection with the restructuring of the long-term financing. Each warrant is exercisable through March 31, 2005 at an exercise price of $7.50 per share.

7/ For the purpose of computing this percentage, warrants held by the Hughes Entities were deemed to be exercised in full and the shares of Common Stock issuable upon such exercise were deemed to be outstanding.

         To the best knowledge of the Reporting Persons, each person listed in
Schedule I or II has sole power to vote and to direct the vote, and sole power to dispose and direct the disposition of, the Common Stock beneficially owned by such person.

(c) As noted under Item 3 above, on April 1, 1999, as consideration for Singapore Telecom's agreement (along with the agreement of the other guarantors of the restructured long-term financing) to eliminate certain financial covenants applicable to the Issuer and the Issuer's subsidiary, the Amended Warrant and Warrant No. 2 were each amended so as to change the exercise price from $12.51 per share to $7.50 per share.

         During the past 60 days, Singapore Telecom has engaged in certain open market sales of Common Stock under SEC Rule 144. Those sales were as follows.

Date of Transaction         Number of Shares           Price Per Share
-------------------         ----------------           ---------------

      2/03/99                    10,000                $5.00-$5.125
      2/05/99                    22,500                $4.50-$4.8125
      2/08/99                    19,000                $4.50
      2/10/99                    10,400                $4.625-$4.6875
      2/11/99                       100                $4.50
      3/01/99                    10,300                $4.25
      3/04/99                    10,000                $4.25

         To the best knowledge of the Reporting Persons, none of the persons listed in Schedule I or II has sold or purchased shares of Common Stock during the past sixty days.

         On April 1, 1999, as consideration for Hughes Electronics' agreement (along with the agreement of the other guarantors of the restructured long-term financing) to eliminate certain financial covenants applicable to the Issuer and the Issuer's subsidiary, the two warrants for shares of Common Stock held by Hughes Electronics (totaling 4,875,000 shares of Common Stock) were each amended so as to change the exercise price from $12.51 per share to $7.50 per share.

         The Reporting Persons are not aware of any transactions in shares of Common Stock that were effectuated by the AT&T Entities during the past 60 days.

(d) The Reporting Persons do not know of any other person having the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 is amended and restated only with respect to the subject headings listed below:

                                * * * * * * * * *

The Warrant and the Registration Rights Agreement
-------------------------------------------------

         Pursuant to the terms of the Guaranty Issuance Agreement, the Issuer issued to Singapore Telecom the warrant dated June 28, 1996 (the "Original Warrant"). The Original Warrant entitled Singapore Telecom to purchase from the Issuer 625,000 shares of Common Stock at an exercise price of $24 per share. The Original Warrant was exercisable as of July 1, 1996, subject to certain restrictions, with an expiration date of June 28, 2001. (Section 1 of the Warrant)

         The exercise of the Original Warrant was restricted where (a) such exercise would cause the Issuer's Alien Ownership Percentage to exceed the Accepted Alien Ownership Percentage Limitation (which is derived from alien ownership restrictions under Section 310(b) of the Communications Act), or (b) such exercise would require the Issuer to issue Common Stock without first having the stockholder approval necessary under Rule 4460(i)(1)(D) of the National Association of Securities Dealers, Inc. Under specified circumstances where exercise of the Original Warrant was prevented in whole or in part for either of the foregoing reasons, the Issuer was required to provide the holder of the Original Warrant with a payment of funds in lieu of the shares of Common Stock that were not issuable to such holder. (Sections 3 and 4 of the Warrant)

         The Original Warrant also provided that the number of warrant shares and the exercise price were to be adjusted under certain conditions, including stock splits and asset distributions to holders of Common Stock. (Section 10 of the Warrant)

         In addition to the restrictions upon exercise of the Original Warrant described above, the number of shares of Common Stock for which the Original Warrant could be exercised was limited to the extent that certain financial performance tests restricted the ability of the Issuer's subsidiary to borrow fully under the long-term loan agreements. (Section 15 of the Warrant)

         The Original Warrant also provided that the holder was entitled to certain registration rights under the Registration Rights Agreement dated June 28, 1996 with respect to the shares of Common Stock for which the warrant could be exercised. (Section 16 of the Warrant)

         On March 27, 1997, pursuant to the amendment to the Guaranty Issuance Agreement described above, the Original Warrant was amended (as amended, the "Amended Warrant") (a) to increase the number of shares of Common

Stock issuable upon exercise thereof to 687,500, (b) to change the exercise price to $13 per share, and (c) to delete Section 15. On March 31, 1998, pursuant to the Second Guaranty Issuance Agreement (described below), the Amended Warrant was further amended so as to (a) change the exercise price to $12.51 per share and (b) change the expiration date to March 31, 2005. On April 1, 1999, pursuant to Amendment No. 2 to the Second Guaranty Issuance Agreement, the Amended Warrant was again amended, so as to change the exercise price to $7.50 per share.

         On June 28, 1996, the Issuer and each of the Guarantors became parties to the Registration Rights Agreement. This Agreement provided a holder of the Original Warrant or the shares issuable upon the exercise thereof with certain demand and piggyback registration rights. These registration rights remained in effect with respect to the Amended Warrant. The same registration rights were provided to the holders of the warrants issued to the other Guarantors (i.e., Hughes Electronics and Baron). On March 31, 1998, the Agreement was amended to cover the new warrants received by the Guarantors and the shares of Common Stock issuable upon the exercise thereof, and as otherwise described below.

                                * * * * * * * * *

The Second Guaranty Issuance Agreement
--------------------------------------

         Each of the Guarantors, the Issuer, and AMSC Acquisition, Inc. (a subsidiary of the Issuer) ("AMSC Acquisition") are parties to the Guaranty Issuance Agreement dated March 31, 1998 (the "Second Guaranty Issuance Agreement"). The Second Guaranty Issuance Agreement specifies the consideration to be provided by the Issuer and AMSC Acquisition to the Guarantors for the issuance by the Guarantors of new guaranties of the obligations of the Issuer and AMSC Acquisition under the restructured long-term financing arrangements that closed on March 31, 1998. The closing of the restructured long-term financing occurred simultaneously with the closing of (a) the Issuer's purchase of the ARDIS business from Motorola, Inc., and (b) a high-yield debt offering by AMSC Acquisition (which included warrants for the purchase of Common Stock).

         Under the Second Guaranty Issuance Agreement, the Issuer agreed to (a) amend existing warrants held by the Guarantors so as change the exercise price from $13 per share to $12.51 per share and the expiration date from June 28, 2001 to March 31, 2005, (b) issue to each Guarantor a new warrant to purchase its respective Pro Rata Share of 1,000,000 shares of Common Stock at an exercise price of $12.51 per share, and (c) execute an amended registration rights agreement covering the old warrants (as amended), the new warrants, and other restricted securities held by the Guarantors. The Pro Rata Share of each Guarantor was equal to the aggregate principal amount of it guaranties divided by $200,000,000. (Section 1)

         In addition, in consideration for Guarantors' willingness to guarantee the Issuer's obligations under the restructured long-term financing beyond five years, and up to a maximum of eight years, the Second Guaranty Issuance Agreement provided that the Issuer would pay each Guarantor certain specified fees for each one-year extension of the credit facility beyond the fifth year. The Issuer also agreed to (a) reimburse each Guarantor for all reasonable expenses associated with the negotiation, preparation, administration, and enforcement of the Agreement, the guaranties, and the related documents, and (b) to execute a security and pledge agreement granting the Guarantors a lien and security interest in all of the Issuer's assets to secure the Issuer's obligations under the Agreement, including the Issuer's obligation to reimburse any Guarantor that is required to make any payment under its guaranties. (Sections 1, 2, and 4)

         The Second Guaranty Issuance Agreement also contains a limited intercreditor agreement among the Guarantors. If any Guarantor makes any payment under its guaranties or acquires any notes or obligations under the long-term loan agreements, thereafter all decisions to act or to refrain from acting with respect to the enforcement of such notes or obligations or the reimbursement obligations contained in Section 13 of the Agreement against the Issuer or AMSC Acquisition (including enforcement with respect to any collateral security therefor) must first be approved in writing by Guarantors having Pro Rata Shares greater than 87%. In addition, if any Guarantor does not make a required payment under one of its guaranties and such payment is made by any other Guarantor, then the defaulting Guarantor is obligated to reimburse the paying Guarantor for such payment on demand, and any amounts which would otherwise be payable to the defaulting Guarantor by the Issuer or AMSC Acquisition or with respect to any collateral therefor shall first be paid to the paying Guarantor until such payment obligation of the defaulting Guarantor has been fully satisfied. (Section 14)

         On January 15, 1999, the Second Guaranty Issuance Agreement was amended (Amendment No. 1) so as to clarify the reimbursement obligations contained in
Section 13. On March 29, 1999, the Second Guaranty Issuance Agreement was further amended (Amendment No. 2) so as to eliminate certain financial covenants applicable to the Issuer and AMSC Acquisition that were contained in Section 3. Amendment No. 2 also provided that, as consideration for the elimination of the financial covenants, the warrants held by the Guarantors would be amended, effective April 1, 1999, so as to change the exercise price to $7.50 per share.

Warrant No. 2 and the Amended Registration Rights Agreement
-----------------------------------------------------------

         Pursuant to the terms of the Second Guaranty Issuance Agreement, the Issuer issued to Singapore Telecom the warrant dated March 31, 1998 ("Warrant No. 2"). Warrant No. 2 entitled Singapore Telecom to purchase from the Issuer 125,000 shares of Common Stock at an exercise price of $12.51 per share. Warrant No. 2 was exercisable in full as of March 31, 1998, has an expiration date of March 31, 2005, and otherwise contains rights and conditions similar to those contained in the Amended Warrant as amended. On April 1, 1999, pursuant to Amendment No. 2 to the Second Guaranty Issuance Agreement, Warrant No. 2 was amended so as to change the exercise price to $7.50 per share.

         On March 31, 1998, the Issuer and each of the Guarantors entered into the Amended and Restated Registration Rights Agreement ("Amended Registration

Rights Agreement"). The Amended Registration Rights Agreement provides certain demand and piggyback registration rights with respect to shares of Common Stock issuable upon the exercise of the old warrants and the new warrants, as well as to other restricted securities held by the Guarantors. By letter agreement dated March 22, 1999, the Issuer and Hughes Electronics agreed, with the concurrence of Singapore Telecom and Baron, to amend the Amended and Restated Registration Rights Agreement so as to clarify and expand certain of the registration rights accorded to the Guarantors under the Agreement.

Item 7.  Material to be Filed as Exhibits

         Item 7 is amended and restated in its entirety as follows:

Exhibit I -- Joint Filing Agreement dated April 13, 1999

Exhibit II -- Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

Exhibit III -- Right of First Offer Agreement dated November 30, 1993 (previously filed)

Exhibit IV -- Letter Agreement dated October 11, 1993 (previously filed)

Exhibit V -- Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993 (previously filed)

Exhibit VI -- Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992 (previously filed)

Exhibit VII -- Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996 (previously filed)

Exhibit VIII -- Guaranty Issuance Agreement dated June 28, 1996 (previously filed)

Exhibit IX -- Warrant dated June 28, 1996 (previously filed)

Exhibit X -- Registration Rights Agreement dated June 28, 1996 (previously filed)

Exhibit XI -- Amendment No. 1 to Guaranty Issuance Agreement dated March 27, 1997 (previously filed)

Exhibit XII -- Amendment No. 1 to 1996 Warrant Certificates dated March 27, 1997 (previously filed)

Exhibit XIII -- Participation Rights Agreement dated December 31, 1997 (previously filed)

Exhibit XIV -- Guaranty Issuance Agreement dated March 31, 1998 (previously filed)

Exhibit XV -- Amendment No. 2 to 1996 Warrant Certificates dated March 31, 1998 (previously filed)

Exhibit XVI -- Warrant dated March 31, 1998 (previously filed)

Exhibit XVII -- Amended and Restated Registration Rights Agreement dated March 31, 1998 (previously filed)

Exhibit XVIII -- Amendment No. 1 to Guaranty Issuance Agreement dated January 15, 1999

Exhibit XIX -- Letter Agreement dated March 22, 1999

Exhibit XX -- Amendment No. 2 to Guaranty Issuance Agreement dated March 29,
1999

Exhibit XXI -- Amendment No. 3 to 1996 Warrant Certificates dated April 1, 1999

Exhibit XXII -- Amendment No. 1 to 1998 Warrant Certificates dated April 1, 1999

                                   SIGNATURES


         After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                    SINGAPORE TELECOMMUNICATIONS LTD.


                                    By: /s/ Hoh Wing Chee
                                        -----------------
                                        Name:  Hoh Wing Chee (Mr.)
                                        Title: VP (International Network)

Dated:  April 13, 1999


                                    TEMASEK HOLDINGS (PRIVATE) LTD.


                                    By: /s/ Ng Kin Meng
                                        ---------------
                                        Name:  Ng Kin Meng (Mrs.)
                                        Title: Senior Vice President/
                                               Company Secretary

Dated:  April 13, 1999

                                  EXHIBIT INDEX

         The Exhibit Index is amended and restated in its entirety as follows:


Exhibit I        Joint Filing Agreement dated April 13, 1999

Exhibit II Amended and Restated Stockholders' Agreement dated December 1, 1993 (previously filed)

Exhibit III Right of First Offer Agreement dated November 30, 1993 (previously filed)

Exhibit IV       Letter Agreement dated October 11, 1993 (previously filed)

Exhibit V Principal Stockholder Holdback and Waiver Agreement dated October 20, 1993 (previously filed)

Exhibit VI Amended and Restated Limited Partnership Agreement of Mtel Space Technologies, L.P. dated November 18, 1992 (previously filed)

Exhibit VII Amendment No. 1 to Right of First Offer Agreement dated June 28, 1996 (previously filed)

Exhibit VIII Guaranty Issuance Agreement dated June 28, 1996 (previously filed)

Exhibit IX       Warrant dated June 28, 1996 (previously filed)

Exhibit X Registration Rights Agreement dated June 28, 1996 (previously filed)

Exhibit XI Amendment No. 1 to Guaranty Issuance Agreement dated March 27, 1997 (previously filed)

Exhibit XII Amendment No. 1 to 1996 Warrant Certificates dated March 27, 1997 (previously filed)

Exhibit XIII Participation Rights Agreement dated December 31, 1997 (previously filed)

Exhibit XIV Guaranty Issuance Agreement dated March 31, 1998 (previously filed)

Exhibit XV Amendment No. 2 to 1996 Warrant Certificates dated March 31, 1998 (previously filed)

Exhibit XVI      Warrant dated March 31, 1998 (previously filed)

Exhibit XVII Amended and Restated Registration Rights Agreement dated March 31, 1998 (previously filed)

Exhibit XVIII Amendment No. 1 to Guaranty Issuance Agreement dated January 15, 1999

Exhibit XIX      Letter Agreement dated March 22, 1999

Exhibit XX       Amendment No. 2 to Guaranty Issuance Agreement dated March 29,
                 1999

Exhibit XXI      Amendment No. 3 to 1996 Warrant Certificates dated April 1,
                 1999

Exhibit XXII     Amendment No. 1 to 1998 Warrant Certificates dated April 1,
                 1999

                               SCHEDULES I AND II

                                   SCHEDULE I

                      SINGAPORE TELECOMMUNICATIONS LIMITED
                         DIRECTORS & EXECUTIVE OFFICERS

                                                                         PRESENT PRINCIPAL
NAME                     POSITION              BUSINESS ADDRESS        OCCUPATION/EMPLOYMENT            CITIZENSHIP
----                     --------              ----------------        ---------------------            -----------
-------------------------------------------------------------------------------------------------------------------
Mr. Koh Boon Hwee        Board Member          Singapore Telecom       Executive Chairman               Singapore
                         Chairman              31 Exeter Road          Wuthelam Holdings Pte Ltd.
                                               Comcentre               298 Tiong Bahru Road
                                               Singapore 239732        #08-00 Tiong Bahru Plaza
                                                                       Singapore 168730
-------------------------------------------------------------------------------------------------------------------
Mr. Wong Hung Khim       Board Member          Singapore Telecom       Chairman                         Singapore
                         Deputy Chairman       31 Exeter Road          Del Gro Corporation Limited
                                               Comcentre               205 Braddell Road
                                               Singapore 239732        Singapore 579701
-------------------------------------------------------------------------------------------------------------------
BG Lee Hsien Yang        Board Member          Singapore Telecom       President & CEO                  Singapore
                         President & CEO       31 Exeter Road          Singapore Telecom
                                               Comcentre               31 Exeter Road
                                               Singapore 239732        Comcentre
                                                                       Singapore 239732
-------------------------------------------------------------------------------------------------------------------
Dr. Hong Hai             Board Member          Singapore Telecom       President & CEO                  Singapore
                                               31 Exeter Road          Haw Par Corporation
                                               Comcentre               180 Clemenceau Avenue
                                               Singapore 239732        #08-00 Haw Par Glass Tower
                                                                       Singapore 239722
-------------------------------------------------------------------------------------------------------------------

                                                                         PRESENT PRINCIPAL
NAME                     POSITION              BUSINESS ADDRESS        OCCUPATION/EMPLOYMENT            CITIZENSHIP
----                     --------              ----------------        ---------------------            -----------
-------------------------------------------------------------------------------------------------------------------
Mr. Lim Ho Kee           Board Member          Singapore Telecom       Director                         Singapore
                                               31 Exeter Road          Cypress Woods Pte Ltd.
                                               Comcentre               80 Raffles Place
                                               Singapore 239732        #24-21 UIB Plaza 2
                                                                       Singapore 048624
-------------------------------------------------------------------------------------------------------------------
Mr. Quek Poh Huat        Board Member          Singapore Telecom       President                        Singapore
                                               31 Exeter Road          Temasek Holdings (Private)
                                               Comcentre                 Limited
                                               Singapore 239732        8 Shenton Way #38-03
                                                                       Temasek Tower
                                                                       Singapore 068811
-------------------------------------------------------------------------------------------------------------------
BG Lim Chuan Poh         Board Member          Singapore Telecom       Chief of Army                    Singapore
                                               31 Exeter Road          Ministry of Defence
                                               Comcentre               303 Gombak Drive
                                               Singapore 239732        Singapore 669645
-------------------------------------------------------------------------------------------------------------------
Mr. Keith Tay Ah Kee     Board Member          Singapore Telecom       Asia Quest Associates            Singapore
                                               31 Exeter Road            Pte Ltd.
                                               Comcentre               161A Telok Ayer Street
                                               Singapore 239732        Singapore 068615
-------------------------------------------------------------------------------------------------------------------
Mrs. Yu-Foo Yee Shoon    Board Member          Singapore Telecom       Deputy Secretary General         Singapore
                                               31 Exeter Road          National Trades Union
                                               Comcentre               Congress
                                               Singapore 239732        Trade Union House
                                                                       Shenton Way
                                                                       Singapore 068810
-------------------------------------------------------------------------------------------------------------------

                                                                                 PRESENT PRINCIPAL
NAME                     POSITION                      BUSINESS ADDRESS        OCCUPATION/EMPLOYMENT            CITIZENSHIP
----                     --------                      ----------------        ---------------------            -----------
---------------------------------------------------------------------------------------------------------------------------
Mr. Lim Toon             Chief Operating Officer       Singapore Telecom       Chief Operating Officer          Singapore
                                                       31 Exeter Road          Singapore Telecom
                                                       Comcentre               31 Exeter Road
                                                       Singapore 239732        Comcentre
                                                                               Singapore 239732
---------------------------------------------------------------------------------------------------------------------------
Mr. Lee Shin Koi         Executive Vice President      Singapore Telecom       Executive Vice President         Singapore
                         (Consumer Business)           31 Exeter Road          (Consumer Business)
                                                       Comcentre               Singapore Telecom
                                                       Singapore 239732        31 Exeter Road
                                                                               Comcentre
                                                                               Singapore 239732
---------------------------------------------------------------------------------------------------------------------------
Mr. Lim Chuan Poh        Executive Vice President      Singapore Telecom       Executive Vice President         Singapore
                         (Corporate Business)          31 Exeter Road          (Corporate Business)
                                                       Comcentre               Singapore Telecom
                                                       Singapore 239732        31 Exeter Road
                                                                               Comcentre
                                                                               Singapore 239732
---------------------------------------------------------------------------------------------------------------------------
Mr. Lim Shyong           Executive Vice President      Singapore Telecom       Executive Vice President         Singapore
                         (Global Business)             31 Exeter Road          (Global Business)
                                                       Comcentre               Singapore Telecom
                                                       Singapore 239732        31 Exeter Road
                                                                               Comcentre
                                                                               Singapore 239732
---------------------------------------------------------------------------------------------------------------------------

                                                                                 PRESENT PRINCIPAL
NAME                     POSITION                      BUSINESS ADDRESS        OCCUPATION/EMPLOYMENT            CITIZENSHIP
----                     --------                      ----------------        ---------------------            -----------
---------------------------------------------------------------------------------------------------------------------------
Ms. Chua Sock Koong      Chief Financial Officer       Singapore Telecom       Chief Financial Officer          Singapore
                                                       31 Exeter Road          Singapore Telecom
                                                       Comcentre               31 Exeter Road
                                                       Singapore 239732        Comcentre
                                                                               Singapore 239732
---------------------------------------------------------------------------------------------------------------------------

                                   SCHEDULE II

                       TEMASEK HOLDINGS (PRIVATE) LIMITED
                         DIRECTORS & EXECUTIVE OFFICERS

                                                                                         PRESENT PRINCIPAL
NAME                     POSITION                      BUSINESS ADDRESS                OCCUPATION/EMPLOYMENT             CITIZENSHIP
----                     --------                      ----------------                ---------------------             -----------
------------------------------------------------------------------------------------------------------------------------------------
Mr. S. Dhanabalan        Chairman                      Temasek Holdings (Private)      Chairman                          Singapore
                                                         Limited                       Development Bank of Singapore Ltd.
                                                       8 Shenton Way #38-03            46th Floor, DBS Building Tower One
                                                       Temasek Tower                   Singapore 068809
                                                       Singapore 068811
------------------------------------------------------------------------------------------------------------------------------------
Mr. Ngiam Tong Dow       Deputy Chairman               Temasek Holdings (Private)      Permanent Secretary               Singapore
                                                         Limited                       Ministry of Finance
                                                       8 Shenton Way #38-03            100 High Street #10-01
                                                       Temasek Tower                   The Treasury
                                                       Singapore 068811                Singapore 179434
------------------------------------------------------------------------------------------------------------------------------------
Mr. Kwa Chong Seng       Deputy Chairman               Temasek Holdings (Private)      Chairman/Managing Director        Singapore
                                                         Limited                       Esso Singapore Pte Ltd.
                                                       8 Shenton Way #38-03            1 Raffles Place
                                                       Temasek Tower                   OUB Centre 38th Floor
                                                       Singapore 068811                Singapore 048616
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         PRESENT PRINCIPAL
NAME                     POSITION                      BUSINESS ADDRESS                OCCUPATION/EMPLOYMENT             CITIZENSHIP
----                     --------                      ----------------                ---------------------             -----------
------------------------------------------------------------------------------------------------------------------------------------
Mr. Fock Siew Wah        Director                      Temasek Holdings (Private)      Chairman                          Singapore
                                                         Limited                       Land Transport Authority
                                                       8 Shenton Way #38-03            460 Alexandra Road
                                                       Temasek Tower                   PSA Building #28-00
                                                       Singapore 068811                Singapore 119963
------------------------------------------------------------------------------------------------------------------------------------
Mr. Lim Siong Guan       Director                      Temasek Holdings (Private)      Second Permanent Secretary        Singapore
                                                         Limited                       Ministry of Finance
                                                       8 Shenton Way #38-03            100 High Street #06-01
                                                       Temasek Tower                   The Treasury
                                                       Singapore 068811                Singapore 179434

                                                                                       AND

                                                                                       Permanent Secretary
                                                                                       Ministry of Education
                                                                                       Kay Siang Road
                                                                                       Singapore 248922
------------------------------------------------------------------------------------------------------------------------------------
Mr. Koh Boon Hwee        Director                      Temasek Holdings (Private)      Executive Chairman                Singapore
                                                         Limited                       Wuthelam Holdings Pte Ltd.
                                                       8 Shenton Way #38-03            177 River Valley Road
                                                       Temasek Tower                   #04-13 Liang Court
                                                       Singapore 068811                Singapore 179030
------------------------------------------------------------------------------------------------------------------------------------
Mr. Kua Hong Pak         Director                      Temasek Holdings (Private)      President & CEO                   Singapore
                                                         Limited                       Times Publishing Group
                                                       8 Shenton Way #38-03            Times Publishing Limited
                                                       Temasek Tower                   1 New Industrial Road
                                                       Singapore 068811                Singapore 536196
------------------------------------------------------------------------------------------------------------------------------------

                                                                                         PRESENT PRINCIPAL
NAME                     POSITION                      BUSINESS ADDRESS                OCCUPATION/EMPLOYMENT             CITIZENSHIP
----                     --------                      ----------------                ---------------------             -----------
------------------------------------------------------------------------------------------------------------------------------------
Mr. Khaw Boon Wan        Director                      Temasek Holdings (Private)      Permanent Secretary               Singapore
                                                         Limited                       Ministry of Trade and Industry
                                                       8 Shenton Way #38-03            100 High Street #09-01
                                                       Temasek Tower                   The Treasury
                                                       Singapore 068811                Singapore 179434
------------------------------------------------------------------------------------------------------------------------------------
Mr. Quek Poh Huat        President                     Temasek Holdings (Private)      President                         Singapore
                                                         Limited                       Temasek Holdings (Private) Limited
                                                       8 Shenton Way #38-03            8 Shenton Way #38-03
                                                       Temasek Tower                   Temasek Tower
                                                       Singapore 068811                Singapore 068811
------------------------------------------------------------------------------------------------------------------------------------
Mr. Peter Ong Boon       Executive Vice                Temasek Holdings (Private)      Executive Vice President          Singapore
Kwee                     President                       Limited                       Temasek Holdings (Private) Limited
                                                       8 Shenton Way #38-03            8 Shenton Way #38-03
                                                       Temasek Tower                   Temasek Tower
                                                       Singapore 068811                Singapore 068811
------------------------------------------------------------------------------------------------------------------------------------
Mrs. Ng Kin Meng         Company Secretary/            Temasek Holdings (Private)      Company Secretary/                Singapore
                         Senior Vice President           Limited                       Senior Vice President
                                                       8 Shenton Way #38-03            Temasek Holdings (Private) Limited
                                                       Temasek Tower                   8 Shenton Way #38-03
                                                       Singapore 068811                Temasek Tower
                                                                                       Singapore 068811
------------------------------------------------------------------------------------------------------------------------------------